Exhibit 99.1

news release

Encana completes the sales of its Gordondale and DJ Basin assets

Calgary, Alberta (July 29, 2016) – Encana Corporation (Encana) (TSX: ECA) (NYSE: ECA) announced today that it has completed the previously announced sales of its Gordondale and DJ Basin assets.

Encana has completed the sale of its Gordondale assets in northwestern Alberta to Birchcliff Energy Ltd. (TSX: BIR). The transaction has an effective date of January 1, 2016.

Encana’s wholly owned subsidiary, Encana Oil & Gas (USA) Inc., has completed the sale of its Denver Julesburg (DJ) Basin assets in Colorado to Crestone Peak Resources. The sale has an effective date of April 1, 2015.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Investor contact: Brendan McCracken Vice-President, Investor Relations (403) 645-2978	Media contact: Simon Scott Vice-President, Communications (403) 645-2526

Patti Posadowski Sr. Advisor, Investor Relations (403) 645-2252	Jay Averill Director, Media Relations (403) 645-4747

SOURCE: Encana Corporation